August 24, 2010

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Mail Stop 4631

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Hill International, Inc.
Supplemental Letter dated July 28, 2010 relating to:
Amendment No. 2 to Registration Statement on Form S-3
File No.: 333-162298
Form 10-K, as amended, for FYE December 31, 2009
Form 10-Q for the Quarter Ended March 31, 2010
Definitive Proxy Statement on Schedule 14A
File No. 1-33961

Dear Ms. Long:

On behalf of Hill International, Inc. (the “Company”, “we” or “our”), we respond as follows to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 17, 2010 (the “Letter”) relating to the above-captioned registration statement on Form S-3 (the “Registration Statement”), Form 10-K, Form 10-Q and Definitive Proxy Statement. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which comment has been reproduced from the Letter in the order presented and as numbered in the Letter.

Form S-3

1.	Please update your incorporation by reference section to include your most recent Form 10-Q and any required 8-Ks in the registration statement.

Response: In response to the Staff’s comment, we made the appropriate updates to the Registration Statement. We filed Amendment No. 3 to the Registration Statement on August 23, 2010.

Definitive Proxy Statement on Schedule 14A

Elements of Compensation, page 14

2.

We have considered your response to our prior comment (2) in our letter dated July 7, 2010. Your supplemental response indicates that in future filings, in response to our comments, you will discuss compensation amounts of executives with responsibilities at business units that contributed to the Company’s overall growth and profitability. Your proposed disclosure should be expanded to discuss what measure of the Company’s growth and profitability you considered and what measure of the business units’ performance you considered in determining the amounts of compensation included in the Summary Compensation Table for each of the named executive officers. We understand that you do not apply any arithmetic or other formulas to these measures, but you should nevertheless disclose what measures of growth and profitability you considered and explain how they impacted your decisions about compensation. Please confirm that you will comply with this comment in future filings.

Response: In response to the Staff’s comment, we confirm that we will comply with this comment in our future filings.

* * * * * * *

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests acceleration of effectiveness of the Registration Statement to Friday, August 27, 2010, at 10:00 a.m. Eastern Time, or as soon thereafter as practicable.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Securities Act.

The Company appreciates your time and consideration. We look forward to discussing these items with you and your colleagues as necessary. My contact information is 864-810-6200 or johnfanelli@hillintl.com.

Sincerely,

/s/ John Fanelli III
John Fanelli III
Senior Vice President and Chief Financial Officer